WEBFOLIO INC.
                  1129 8 Street S.E. Calgary AB Canada T2G 2Z6
                               web.folio@yahoo.com
                   Telephone (403) 863-6225 Fax (810) 963-0278
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                                                               December 10, 2012

Ms. Katherine Wray, Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Webfolio Inc.
    Registration Statement on Form S-1
    Filed August 1, 2012
    File No. 333-182970

Dear Ms. Wray,

Thank you for your assistance in the review of our filing. In response to your comment letter dated August 27, 2012 we have the following comments. Per your request we have also updated the financial statements through November 30, 2012 and have updated the numbers throughout the amendment.

General

     1. We have added a description of the exemptions available to us due to the JOBS Act.

     2. We have no written materials that are provided in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. We also have no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
          Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

     3. We respectfully disagree that we are a shell company. We are a development stage company with a specific business plan. We have researched the market place and believe that we have provided a detailed business plan including the budget we have developed, a description of our service, our marketing plan and discussions of competition and risk factors associated with our industry. Since the initial filing of the Registration Statement we have continued to develop our website and compiled a database of potential customers. We plan to implement our business plan as set forth in the Registration Statement.

Summary of Prospectus, page 3

     4. We had revised here and under "Description of Business" to describe the current status of our business, including the steps we have taken and the steps that need to be taken in order to launch our service and begin generating revenues. We have also clarified throughout the prospectus that we intend to be a real estate buyer management service, making it easier for serious real estate investors to go about their primary business which is acquiring buyers and properties those buyers may be interested in purchasing.

Risk Factors, page 5

     5. We have removed or modified certain risk factors to address only current risks and to clarify the status of our business and our product.

     6. We have added risk factor disclosure that our sole officer and director would own at least 50% of the outstanding shares.

Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures..., page 6

     7. We have removed the last sentence of the risk factor as we believe it caused confusion. We also note that we have stated that management believes the disclosure controls are ineffective due to a lack of segregation of duties with Mr. Thompson being the sole officer and director.

As an "Emerging Growth Company" under the Jumpstart Our Business Startups Act..., page 8

     8.   We have revised based on our current fiscal year end of May 31.

Because there is no public trading market for our common stock..., page 9

     9. We have added a risk factor discussing our reporting compliance to be eligible for quotation on the OTCBB.

Use of Proceeds, page 11

     10.  We have added a 10% scenario.

     11. We have added a discussion of how the amounts in each funding scenario would be used and how it would affect our business plan.

Dilution of the price you pay for your shares, page 12

     12. We have revised to include a table showing the dilution information at the 10%, 40%, 70% and 100% of offering levels. We have also provided similar percentage information in the Security Ownership of Certain Beneficial Owners section.

Terms of the offering, page 14

     13.  The last sentence has been removed.

Competition, page 19

     14. We believe that the competitors provided are our primary competitors based upon our planned business that has been better defined in the prospectus.

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
Management's Discussion and Analysis or Plan of Operation

Overview, page 22

     15. We have revised to clarify the amounts of our budget based on the different funding scenarios. We have included a discussion of our current operations and how long we anticipate our current cash will last in a limited operations scenario.

Results of Operations

From Inception on May 16, 2011 to May 31, 2012, page 25

     16. We have revised the disclosure to provide information for an investor to understand our operations, including a description of the significant components of our expenses.

Future sales by existing stockholders, page 29

     17. We have removed the reference to any shares purchased by the existing stockholder being immediately resaleable after the offering.

Available Information, page 29

     18.  We have revised the disclosure in this section.

Consolidated Financial Statements

     19. The statements of operations and cash flows have been revised to add the period of May 16, 2011 (date of inception) to May 31, 2011.

Report of Independent Registered Public Accounting Firm, page F-1

     20. The auditor has revised the report to include the correct periods as required.

     21. The auditor has revised the report to reflect his name as registered with the PCAOB.

Note 1.  Nature of Operations

Going Concern, page F-6

     22. We have revised the note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341.

Exhibit 23.1

     23.  The auditor has revised his consent.

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
We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robin Thompson
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Robin Thompson
Chief Executive Officer & Director

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